12012276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Avenue, Suite 105
(No. and Street)

Topeka (City) KS (State) 66603-3515 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Payne 785-233-4071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) KS (State) 66611-2050 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Todd M. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Lori R. McDougal
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 5-9-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd, Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
OFG Financial Services, Inc.

We have examined OFG Financial Services, Inc.'s (the Company) compliance with requirements set forth in the Financial Industry Regulatory Authority (FINRA) Manual, Rule 3011, Anti-Money Laundering Compliance Program during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, OFG Financial Services, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2011.

Berberich Trahan + Co., P.A.

February 15, 2012
Topeka, Kansas

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

February 15, 2012
Topeka, Kansas

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

To the Board of Directors of
OFG Financial Services, Inc.
Topeka, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by OFG Financial Services, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and canceled checks noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting SIPC net operating revenue was overstated by $ 808, resulting in a $ 1 overpayment of the general assessment.
3. Compared any adjustments reported in Form SIPC-7 with the SIPC Net Operating Revenues Calculation, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the SIPC Net Operating Revenues Calculation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 15, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec. 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040770 FINRA DEC
OFG FINANCIAL SERVICES INC 20*20
~~TOWNSITE PLAZA #2 STE 105~~
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)		$ 250
B.	Less payment made with SIPC-6 filed (exclude interest) 7-14-2011 Date Paid		(113)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		137
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 137
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 137	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Todd P[signature]
(Authorized Signature)

Dated the 13th day of January, 20 12.

CCO, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,292,519

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 8,191,264

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 1,063

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 8,192,327

2d. SIPC Net Operating Revenues $ 100,192

2e. General Assessment @ .0025 $ 250

(to page 1, line 2.A.)

OFG FINANCIAL SERVICES, INC. 9-91
TOWNSITE PLAZA BLDG. #2
120 SE. 6TH AVE., STE. 105 PH. 785-233-4071
TOPEKA, KS 66603-3515

Bank of America.
ACH R/T 101100045

7888

40-4-1011

Details on back. Security Features Included.

PAY

TO THE ORDER OF *SIPC

DATE 01-13-12

AMOUNT $137.00

MP

⑈007888⑈ ⑆101100045⑆ 907000168203⑈

© DELUXE DOUBLE VOUCHER

OFG FINANCIAL SERVICES, INC.

DETACH AND RETAIN THIS STATEMENT
THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW.
IF NOT CORRECT PLEASE NOTIFY US PROMPTLY. NO RECEIPT DESIRED.
ADVANTAGE BUSINESS FORMS 785-235-6868
DELUXE - FORM TWCY-2 V-2

DATE	DESCRIPTION	AMOUNT
	2011 General Assessment	

V-2

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/11

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
1010.000	BANK IV#21431 (K)(2)(I)	.00	.00	175.00	175.00
1011.000	BANK IV#168203	371,171.40CR	401,968.44CR	661,369.42	344,965.49
1012.000	BANK IV COMM. ACCT.	17.64	1,462.43	2,012.91	3,054.79
1013.000	COREFIRST CD	250,013.16CR	22.74	1,828.41	251,611.28
1014.000	INTRUST CD	76.33	40.69	251,190.69	250,040.69
1015.000	SECURITY CASH FUND	3.85	2.04	254,548.41	254,533.86
1017.000	US BANK SAVINGS ACCT	32.29	64.38	152,126.60	151,657.52
1081.000	SECURITY DEPOSITS RPR	.00	.00	15,000.00	15,000.00
1222.000	INTEREST REC. - COREFIRST	.00	.00	.00	.00
1223.000	INTEREST REC. - INTRUST	.00	1,099.00CR	.00	.00
1240.000	EST-A/R-CONCESS/V.A.	150,000.00	140,000.00	310,000.00	290,000.00
1241.000	EST-A/R-CONCESS/COMM.MF	20,000.00CR	20,000.00CR	120,000.00	110,000.00
1242.000	A/R-COMM RPR CLEARING	13,204.79	3,681.65	15,486.95	4,078.34
1245.000	A/R AFFILIATE	125,956.48	.00	125,956.48	.00
1250.000	CLEARING ACCOUNT	432.57	296.83	432.57	296.83
1262.000	ADVANCES-COMMISSIONS	111.78	95.36CR	1,492.97	5,598.81
1280.000	ACCT.REC./KO	3,049.60CR	3,144.61CR	.00	.00
1285.000	PREMIUM LIST/CUSTOMER	.00	.00	15,000.00	15,000.00
1286.000	ACCUM.AMORT.PREM.LIST	.00	.00	15,000.00CR	12,750.00CR
1310.000	FURNITURE & LEASEHOLD	1.04CR	.00	249,599.51	249,600.55
1320.000	ACCUMULATED AMORT & DEPR	187.98	.00	244,262.98CR	240,115.77CR
1340.000	PREPAID INSURANCE	4,870.00CR	4,316.00CR	53,704.00	47,391.00
1342.000	PREPAID EXPENSES	25,362.00	26,520.00	25,362.00	26,520.00
1350.000	PREPAID TAXES	.00	2,303.84	.00	2,303.84
2060.000	COMMISSIONS PAYABLE	1,844.34	554.46	711.84CR	1,037.76CR
2062.000	COMMISSIONS PAYABLE-RPR	5,871.69CR	3,133.78CR	7,766.43CR	3,724.56CR
2066.000	VA COMMISSIONS-EST	105,000.00CR	98,000.00CR	217,000.00CR	203,000.00CR
2067.000	MF-COMMISSION EST	14,000.00	14,000.00	84,000.00CR	77,000.00CR
2072.000	BONUS PAYABLE	435,193.00	348,269.00	372,807.00CR	175,731.00CR
2090.000	FICA PAYABLE	1.29CR	.16	.00	.00
2092.000	FIT PAYABLE	.00	.00	.00	.00
2094.001	KANS.INCOME TAX PAYABLE	.00	.00	.00	.00
2096.001	SUTA/KANSAS	.39	.10	.00	.00
2097.001	FUTA/KANSAS	5.54	.01	.00	.00
2098.001	SEC. 125/SECURITY BENEFIT	.00	.10	1,611.24CR	1,611.24CR
2098.002	SEC.125/AMERICAN HERITAGE	41.43	35.77	371.21CR	306.67CR
2098.003	OFG 401(K) PLAN	.00	.00	.00	.00
2098	TOTALS FOR MAJOR ACCOUNT	41.43 *	35.77 *	1,982.45CR*	1,917.91CR*
2100.000	ACCOUNTS PAYABLE	6,391.00CR	5,688.00CR	6,391.00CR	5,688.00CR
3010.000	COMMON STOCK	.00	.00	3,250.00CR	3,250.00CR
3015.000	PAID-IN CAPITAL	.00	.00	163,750.00CR	163,750.00CR
3020.000	UNDIVIDED PROFITS	.00	.00	1,133,863.00CR	1,128,946.00CR
3040.000	YTD NET INCOME	101.23CR*	190.99 *	4,501.22CR*	4,917.00CR*
4010.000	COMMISSIONS-STOCK EXC	.00	.00	1,895.00CR	.00
4012.000	COMMISSIONS-OTC AGENCY	1,867.01CR } 1,867 lc	2,678.01CR	25,985.46CR	21,938.03CR
4014.000	COMMISSIONS-OTC PRIN BNDS	.00	.00	3,867.65CR	1,850.00CR
4016.000	COMM.-PRIN DEBT TRANS	.00	.00	.00	354.00CR
4049.000	COMMISSIONS-HEALTH PLANS	700.69CR 8	6,037.87CR	37,339.36CR (3)	68,591.00CR
4050.000	COMMISSIONS-M.F. RPR	8,206.15CR 5	2,364.43CR	58,361.48CR (1)	19,981.91CR
4051.000	COMMISSIONS-ANNUITIES	455,012.50CR 8	382,246.39CR	5,565,973.72CR (2)	4,375,377.25CR
4052.000	COMMISSIONS-MUTUAL FUNDS	207,370.87CR 6	226,826.32CR	2,480,517.65CR (1)	2,328,775.47CR
4054.000	COMMS/TIMING-MGM. FEES	3,160.96CR 7	823.01CR	67,636.20CR	38,227.68CR
4056.000	CONCESSIONS/FIX. ANNUITY	.00 8	.00	8,820.37CR (3)	45,198.73CR

Σ(5) = 215,577

Σ(7) = 3,161

Σ(8) = 467,448

TOTAL REVENUES - 2011 = 8,292,519 24

(1) MF, 529's = 2,579,130 }
(2) VA's = 5,565,974 } 8,191,264 → Deducts Line 1
(3) Ins. = 46,160 }
(4) Other Not Securities = 1,869 → Deducts Line 8

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/11

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
4057.000	COMMISSIONS-MUNI BONDS	11,634.60CR	2,159.57CR	40,251.16CR	43,568.12CR
4080.000	INTEREST-OTHER	4.78CR	4.70CR	32.97CR	40.20CR
4081.000	INTEREST COREFIRST	13.16	22.74CR	217.13CR	2,115.50CR
4082.000	INTEREST INTRUST	76.33CR	166.45CR	1,150.00CR	2,978.64CR
4083.000	INTEREST US BANK	32.29CR	64.38CR	469.08CR	756.33CR
4090.000	MISCELLANEOUS	.00	.00	.00	588.12CR
5008.000	ADVISORY SERVICES	.00	.00	.00	281.25
5009.000	COMM EXPENSE-HEALTH PLANS	490.48	4,226.51	26,137.69	46,662.09
5010.000	COMMISSIONS-MUTUAL FUNDS	151,464.44	160,977.61	1,796,952.62	1,660,045.53
5011.000	COMMISSION EXP-ANNUITIES	324,547.43	273,291.42	3,974,806.65	3,127,484.75
5013.000	COMM. EXP.-M.F. RPR	4,597.96	1,354.47	3,874.38	1,421.39
5017.000	COMM.EXP/TIMING-MGM FEES	174.41	617.28	36,475.80	26,867.43
5020.000	COMM EXPENSE-MUNI BONDS	1,206.75	712.50	7,463.74	15,141.74
5027.000	COMMISSIONS-STOCK	959.21	1,285.97	12,256.46	8,847.38
5029.000	CLEARING FEES	1,786.00	1,234.00	14,977.50	13,263.00
5030.000	EXECUTION FEES	.00	.00	.00	443.30
5032.000	MISC RPR FEES	45.22	642.19	450.93	2,370.82
5110.000	SALARIES-CLERICAL & ADMIN	41,833.21	39,900.00	482,963.21	463,140.00
5120.000	SALARIES-OFFICERS	16,090.00	15,800.00	190,470.00	188,070.00
5130.000	PAYROLL TAXES-FICA	12,506.11	10,821.17	60,286.76	57,416.20
5132.000	PAYROLL TAXES-UNEMPL	.00	.00	2,868.41	2,486.51
5140.000	INSURANCE-WORKMENS COMP	.00	.00	2,240.00	2,045.00
5142.000	INSURANCE-MEDICAL	11,608.28	10,571.62	135,258.23	119,322.47
5144.000	INSURANCE-GROUP LIFE	386.44	467.68	4,590.78	5,011.04
5149.000	OFG EMPLOYER 401(K)	24,850.06	23,671.43	123,338.66	105,492.61
5210.000	COMMUNICATIONS-TELE/E-MAL	3,646.16	4,478.31	30,532.38	37,047.44
5212.000	COMMUNICATIONS-QUOTRON	2,646.18	8,033.35	20,455.08	39,174.81
5214.000	COMMUNIC.-USPS/UPS/DRAFTS	6,206.62	1,232.59	45,692.23	18,931.20
5216.000	COMMUN-PRINTING SALES	.00	.00	95.28	533.83
5218.000	COMMUN-PRINTING OFFICE	103.70	5,338.68	2,751.17	9,054.05
5310.000	OCCUPANCY-RENT	559.00	559.00	79,595.00	77,588.30
5312.000	OCCUPANCY-EQUIPMENT RENT	.00	1,128.26	2,268.34	1,128.26
5314.000	OCCUPANCY-EQUIPMENT SERV	404.68	.00	4,356.42	2,675.57
5316.000	OCCUPANCY-LEASE HOUSE/TOP	4,241.06	5,471.49	12,174.32	15,912.96
5318.000	OCCUPANCY-DEPR/AMORT	187.98CR	.00	4,147.21	4,358.61
5410.000	PROMOTION-ADVERTISING	89.95	209.90	3,395.95	3,746.35
5412.000	PROMOTION-ENTERTAINMENT	632.32	1,293.60	10,277.99	13,588.06
5414.000	PROMOTION-TRAVEL	2,740.12	1,692.76	35,091.79	34,300.76
5415.000	LEASE/LODGING EXPENSE	1,000.00	1,000.00	12,829.22	12,200.00
5422.000	PROMO-OTHER AUTO OPER	10,926.16	10,842.08	46,237.08	40,648.93
5426.000	PROMO-MEETINGS & SEMINARS	1,375.66	347.05	52,359.92	38,320.91
5428.000	PROMOTION-FEES	.00	.00	16,855.00	345.00
5430.000	PROMO.PREM.LIST.CUST.	.00	.00	2,250.00	3,000.00
5610.000	TRADING ERRORS	250.00	90.57	2,000.00	250.01
5710.000	DATA PROCESSING-SERVICE	964.26	1,336.22	8,829.67	8,436.71
5812.000	REGULATORY-BROKER FEES	.00	.00	7,894.41	37,123.17
5814.000	REGULATORY-SALES FEES LIC	45.62CR	133.76	4,633.22	4,127.71
5816.000	REGULATORY-OTHER	762.00	362.25	19,035.56	8,688.27
5916.000	ACCOUNTING FEES-OTHER	.00	.00	12,875.00	11,945.00
5930.000	CONTRIBUTIONS	.00	366.16	4,950.40	5,276.16
5940.000	DUES	450.00	829.00	4,718.00	3,186.18
5950.000	GIFTS	445.00	.00	445.00	.00
5960.000	INSURANCE-OTHER	458.00CR	476.00CR	12,253.90	6,648.50
5970.000	MISCELLANEOUS	1,801.08	1,659.76	12,528.13	8,908.41

Σ(11) = 636,522

Σ(14) = 716

Σ(15) = 50,714

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/11

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
5980.000	SUBSCRIPTIONS-SALES	2,353.00	1,162.28	10,674.63	8,662.17
5982.000	SUBSCRIPTIONS-OTHER	.00	.00	849.66	5,138.03
5990.000	SUPPLIES-SALES	2,426.91	.00	4,720.30	7,334.82
5992.000	SUPPLIES-OFFICE	4,922.30	4,631.26	36,620.54	44,182.61
5998.000	TAXES-OTHER	384.23	1,341.52	1,664.39	1,341.52
6000.000	PROVISION FOR TAXES	960.00	783.84CR	3,840.00	3,776.16
6100.000	PROVISION FOR BONUS	45,807.00	25,731.00	882,707.00	582,031.00
	TOTALS FOR ALL ACCOUNTS	.00 *	.00 *	.00 *	.00 *

SIPC-6

(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040770 FINRA DEC
OFG FINANCIAL SERVICES INC 18*18
TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TODD PAYNE, CCO, (785) 233-4071

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 113

 1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

 2. Assessment balance due 113

 B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

 C. Total assessment and interest due $ 113

 D. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as C above) $ 113

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Todd Payne (Todd Payne)
(Authorized Signature)

CFO, CCO
(Title)

Dated the 12th day of July, 20 11.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2011 and ending 6/30/2011 Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,776,049

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. 4,729,901

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ 1,063

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions 4,730,964

2d. SIPC Net Operating Revenues $ 45,085

2e. General Assessment @ .0025 $ 113

(to page 1, line 2.A.)

OFG FINANCIAL SERVICES, INC. 9-91
TOWNSITE PLAZA BLDG. #2
120 SE. 6TH AVE., STE. 105 PH. 785-233-4071
TOPEKA, KS 66603-3515

Bank of America.
ACH R/T 101100045

7755

40-4-1011

THE SUM [illegible] DOLS [illegible] CTS

PAY

TO THE ORDER OF

	DATE	AMOUNT
* Securities Investor Protection Corp.	07-14-11	$113.00

MP

Details on back. Security Features Included.

⑈007755⑈ ⑆101100045⑆ 907000168203⑈

OFG FINANCIAL SERVICES, INC.

DETACH AND RETAIN THIS STATEMENT
THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW.
IF NOT CORRECT PLEASE NOTIFY US PROMPTLY. NO RECEIPT DESIRED.
ADVANTAGE BUSINESS FORMS 785-235-6808
DELUXE - FORM TWCY-2 V-2

DATE	DESCRIPTION	AMOUNT
	General Assessment Payment	

V-2

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/11

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	LAST YEAR
1010.000	BANK IV#21431 (K)(2)(I)	.00	.00	175.00	175.00
1011.000	BANK IV#168203	68,834.37	62,810.48	877,938.37	610,050.90
1012.000	BANK IV COMM. ACCT.	780.14CR	3,557.77CR	3,038.94	4,284.60
1013.000	COREFIRST CD	20.68	216.51	251,736.04	251,095.63
1014.000	INTRUST CD	89.93	.00	250,698.99	250,000.00
1015.000	SECURITY CASH FUND	.01	1.16	254,544.53	254,526.69
1017.000	US BANK SAVINGS ACCT	37.45	62.15	151,916.92	151,275.77
1081.000	SECURITY DEPOSITS RPR	.00	.00	15,000.00	15,000.00
1222.000	INTEREST REC. - COREFIRST	.00	.00	.00	.00
1223.000	INTEREST REC. - INTRUST	.00	2,205.00CR	.00	.00
1240.000	EST-A/R-CONCESS/V.A.	150,000.00	140,000.00	300,000.00	300,000.00
1241.000	EST-A/R-CONCESS/COMM.MF	30,000.00CR	.00	120,000.00	130,000.00
1242.000	A/R-COMM RPR CLEARING	2,554.28	800.82	8,437.04	6,405.62
1250.000	CLEARING ACCOUNT	583.32	1,007.02CR	583.32	453.79
1262.000	ADVANCES-COMMISSIONS	394.04CR	1,193.68	5,253.77	5,974.15
1280.000	ACCT.REC./KO	964.91	.00	1,730.11	3,034.73
1285.000	PREMIUM LIST/CUSTOMER	.00	.00	15,000.00	15,000.00
1286.000	ACCUM.AMORT.PREM.LIST	500.00CR	250.00CR	14,250.00CR	11,250.00CR
1310.000	FURNITURE & LEASEHOLD	.00	.00	249,600.55	249,600.55
1320.000	ACCUMULATED AMORT & DEPR	941.83	743.63	242,189.38CR	237,936.47CR
1340.000	PREPAID INSURANCE	4,891.00CR	4,958.00CR	18,522.40	18,567.00
1342.000	PREPAID EXPENSES	.00	.00	.00	.00
1350.000	PREPAID TAXES	.00	.00	395.00	.00
2060.000	COMMISSIONS PAYABLE	633.66	1,941.96	2,158.63CR	2,822.34CR
2062.000	COMMISSIONS PAYABLE-RPR	2,350.64CR	698.27CR	6,832.92CR	4,928.87CR
2066.000	VA COMMISSIONS-EST	105,000.00CR	98,000.00CR	210,000.00CR	210,000.00CR
2067.000	MF-COMMISSION EST	21,000.00	.00	84,000.00CR	91,000.00CR
2072.000	BONUS PAYABLE	101,000.00CR	96,000.00CR	659,000.00CR	406,000.00CR
2090.000	FICA PAYABLE	.13	.02CR	.64	.15CR
2092.000	FIT PAYABLE	.00	.00	.00	.00
2094.001	KANS.INCOME TAX PAYABLE	.00	.00	.00	.00
2096.001	SUTA/KANSAS	32.12CR	.00	96.77CR	62.07CR
2097.001	FUTA/KANSAS	15.20CR	.00	35.46CR	14.36CR
2098.001	SEC. 125/SECURITY BENEFIT	.00	.00	1,611.24CR	1,611.24CR
2098.002	SEC.125/AMERICAN HERITAGE	51.43	35.77	357.35CR	306.55CR
2098.003	OFG 401(K) PLAN	.00	.00	.00	.00
2098	TOTALS FOR MAJOR ACCOUNT	51.43 *	35.77 *	1,968.59CR*	1,917.79CR*
2100.000	ACCOUNTS PAYABLE	.00	.00	.00	.00
3010.000	COMMON STOCK	.00	.00	3,250.00CR	3,250.00CR
3015.000	PAID-IN CAPITAL	.00	.00	163,750.00CR	163,750.00CR
3020.000	UNDIVIDED PROFITS	.00	.00	1,133,863.00CR	1,128,946.00CR
3040.000	YTD NET INCOME	748.86CR*	1,130.08CR*	3,176.87CR*	3,566.38CR*
4010.000	COMMISSIONS-STOCK EXC	.00	.00	1,895.00CR	.00
4012.000	COMMISSIONS-OTC AGENCY	2,030.00CR } 2,030 /c	1,630.00CR	10,771.40CR	12,030.52CR
4014.000	COMMISSIONS-OTC PRIN BNDS	.00	.00	3,867.65CR	580.00CR
4016.000	COMM.-PRIN DEBT TRANS	.00	.00	.00	.00
4049.000	COMMISSIONS-HEALTH PLANS	3,815.62CR 8	7,435.87CR	19,750.00CR (3)	40,531.66CR
4050.000	COMMISSIONS-M.F. RPR	8,785.81CR 5	1,196.42CR	29,153.22CR (1)	9,764.39CR
4051.000	COMMISSIONS-ANNUITIES	453,394.92CR 8	382,050.84CR	3,358,007.11CR (2)	2,463,037.25CR
4052.000	COMMISSIONS-MUTUAL FUNDS	266,656.47CR 5	254,672.75CR	1,298,875.33CR (1)	1,191,651.19CR
4054.000	COMMS/TIMING-MGM. FEES	.00 7	.00	28,551.16CR	18,647.06CR
4056.000	CONCESSIONS/FIX. ANNUITY	.00 8	2,646.07CR	6,719.13CR (3)	38,624.93CR
4057.000	COMMISSIONS-MUNI BONDS	1,176.87CR 8	5,851.13CR	17,396.36CR (1)	18,974.89CR

Σ(5) = 275,442
Σ(7) = —
Σ(8) = 458,537

TOTAL REVENUES - 1/1-6/30 4,776,049 29

(1) MF's, 529's = 1,345,425
(2) VA's = 3,358,007
(3) Ins. = 26,469
} 4,729,901 → Deducts Line 1

(4) Other Not Securities = 1,063 → Deducts Line 8

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/11

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	LAST YEAR
4080.000	INTEREST-OTHER	1.24CR	3.55CR	20.11CR	18.80CR
4081.000	INTEREST COREFIRST	20.68CR	216.51CR	124.76CR	1,599.85CR
4082.000	INTEREST INTRUST	89.93CR	203.19CR	658.30CR	1,713.19CR
4083.000	INTEREST US BANK	37.45CR	62.15CR	259.40CR	374.58CR
4090.000	MISCELLANEOUS	.00	.00	.00	.00
5008.000	ADVISORY SERVICES	.00	.00	.00	.00
5009.000	COMM EXPENSE-HEALTH PLANS	2,670.96	5,205.12	13,825.07	28,372.18
5010.000	COMMISSIONS-MUTUAL FUNDS	189,972.42	180,496.70	930,232.17	847,995.74
5011.000	COMMISSION EXP-ANNUITIES	322,643.64	273,808.93	2,381,993.19	1,754,090.21
5013.000	COMM. EXP.-M.F. RPR	2,232.84	97.63CR	4,297.58	465.69
5017.000	COMM.EXP/TIMING-MGM FEES	.00	.00	20,494.21	13,241.12
5020.000	COMM EXPENSE-MUNI BONDS	.00	3,513.75	6,256.99	4,990.88
5027.000	COMMISSIONS-STOCK	809.25	644.73	4,956.11	4,792.71
5029.000	CLEARING FEES	1,195.00	1,102.00	7,101.50	7,068.00
5030.000	EXECUTION FEES	.00	.00	.00	443.30
5032.000	MISC RPR FEES	70.36	156.19	337.85	911.12
5110.000	SALARIES-CLERICAL & ADMIN	39,530.00	38,160.00	239,100.00	228,960.00
5120.000	SALARIES-OFFICERS	15,800.00	15,630.00	94,800.00	93,780.00
5130.000	PAYROLL TAXES-FICA	4,187.88	4,019.36	25,608.81	24,485.32
5132.000	PAYROLL TAXES-UNEMPL	47.32	.00	2,782.77	2,486.51
5140.000	INSURANCE-WORKMENS COMP	.00	.00	2,240.00	2,045.00
5142.000	INSURANCE-MEDICAL	10,571.62	9,494.91	63,429.72	56,969.46
5144.000	INSURANCE-GROUP LIFE	375.15	449.44	2,407.43	2,719.38
5149.000	OFG EMPLOYER 401(K)	8,519.93	6,833.27	52,734.02	41,482.14
5210.000	COMMUNICATIONS-TELE/E-MAL	2,426.60	3,299.14	16,376.09	17,987.80
5212.000	COMMUNICATIONS-QUOTRON	655.42	4,844.50	13,153.08	17,502.48
5214.000	COMMUNIC.-USPS/UPS/DRAFTS	4,671.14	1,000.00	14,085.66	9,184.71
5216.000	COMMUN-PRINTING SALES	.00	.00	95.28	475.00
5218.000	COMMUN-PRINTING OFFICE	.00	.00	701.63	3,715.37
5310.000	OCCUPANCY-RENT	6,226.00	6,536.75	46,206.00	44,177.05
5312.000	OCCUPANCY-EQUIPMENT RENT	.00	.00	1,134.17	.00
5314.000	OCCUPANCY-EQUIPMENT SERV	526.76	.00	944.10	2,332.38
5316.000	OCCUPANCY-LEASE HOUSE/TOP	775.16	752.62	4,163.16	6,129.78
5318.000	OCCUPANCY-DEPR/AMORT	941.83CR	743.63CR	2,073.61	2,179.31
5410.000	PROMOTION-ADVERTISING	89.95	89.95	479.75	599.70
5412.000	PROMOTION-ENTERTAINMENT	1,609.05	562.49	5,871.05	6,672.03
5414.000	PROMOTION-TRAVEL	3,871.77	3,362.03	16,152.44	21,120.21
5415.000	LEASE/LODGING EXPENSE	1,000.00	1,000.00	6,829.22	6,200.00
5422.000	PROMO-OTHER AUTO OPER	2,740.95	2,033.92	18,113.82	19,913.70
5426.000	PROMO-MEETINGS & SEMINARS	1,678.00	16,801.08CR	22,009.65	15,135.96
5428.000	PROMOTION-FEES	.00	.00	320.00	345.00
5430.000	PROMO.PREM.LIST.CUST.	500.00	250.00	1,500.00	1,500.00
5610.000	TRADING ERRORS	1,250.00	.00	1,500.00	.00
5710.000	DATA PROCESSING-SERVICE	663.25	.00	4,401.81	3,831.21
5812.000	REGULATORY-BROKER FEES	.00	7,280.49	7,359.41	16,043.49
5814.000	REGULATORY-SALES FEES LIC	820.75CR	315.00	3,424.09	2,844.75
5816.000	REGULATORY-OTHER	298.12	.00	15,485.56	8,921.02
5916.000	ACCOUNTING FEES-OTHER	.00	.00	12,875.00	11,945.00
5930.000	CONTRIBUTIONS	.00	200.00	4,075.40	4,060.00
5940.000	DUES	.00	100.00	1,463.00	1,502.00
5960.000	INSURANCE-OTHER	.00	1,221.50	1,870.00	1,833.50
5970.000	MISCELLANEOUS	958.74	384.69	4,301.82	2,879.45
5980.000	SUBSCRIPTIONS-SALES	2,852.26	281.83	5,383.65	5,268.10
5982.000	SUBSCRIPTIONS-OTHER	.00	.00	647.71	3,950.19

Σ(11) = 698,361
Σ(14) = (523)
Σ(15) = 37,422
> 36,899 to (15)

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/11

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	LAST YEAR
5990.000	SUPPLIES-SALES	528.40	353.66	1,916.49	5,393.20
5992.000	SUPPLIES-OFFICE	3,114.77	1,577.77	22,741.99	21,700.78
5998.000	TAXES-OTHER	.00	.00	.00	.00
6000.000	PROVISION FOR TAXES	960.00	1,520.00	1,920.00	3,040.00
6100.000	PROVISION FOR BONUS	101,000.00	96,000.00	660,700.00	410,300.00
	TOTALS FOR ALL ACCOUNTS	.00 *	.00 *	.00 *	.00 *

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2011 AND 2010

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
OFG Financial Services, Inc.:

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 15, 2012

THIS PAGE INTENTIONALLY LEFT BLANK.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents:		
Cash	$ 663,557	$ 348,195
Money market accounts	659,694	907,844
	1,323,251	1,256,039
Receivables:		
Commissions and concessions	445,487	404,078
Advances to salesmen	1,493	5,599
Affiliate	125,956	-
Income tax refund	-	1,343
Other	433	297
	573,369	411,317
Clearinghouse deposit	15,000	15,000
Prepaid expenses	79,066	74,871
Premium customer list, less accumulated amortization of $ 15,000 and $ 12,750 in 2011 and 2010, respectively	-	2,250
Furniture and equipment, less accumulated depreciation of $ 244,264 and $ 240,116 in 2011 and 2010, respectively	5,337	9,485
	99,403	101,606
	$ 1,996,023	$ 1,768,962

See accompanying notes to financial statements.

	2011	2010
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 6,391	$ 5,688
Accrued liabilities:		
Commissions	309,479	284,762
Bonuses	372,807	175,731
Employee benefits	1,982	1,918
Income taxes	2,365	-
Total liabilities	693,024	468,099
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250	3,250
Additional paid-in capital	163,750	163,750
Retained earnings	1,135,999	1,133,863
	1,302,999	1,300,863
	$ 1,996,023	$ 1,768,962

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions and concessions	$ 8,290,648	$ 6,943,863
Interest	1,869	5,891
Other income	-	588
	8,292,517	6,950,342
Expenses:		
Employee compensation and benefits	1,821,568	1,465,112
Commissions and clearing charges	5,873,396	4,902,828
Rent	81,863	78,716
Communications	99,525	104,741
Promotional costs	179,297	146,150
Supplies	41,341	51,518
Taxes, other than income taxes	64,819	61,245
Other operating expenses	122,367	131,338
	8,284,176	6,941,648
Income before income taxes	8,341	8,694
Provision for income taxes	6,205	3,777
Net income	$ 2,136	$ 4,917

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2010	$ 3,250	$ 163,750	$ 1,128,946	$ 1,295,946
Net income			4,917	4,917
Balance at December 31, 2010	3,250	163,750	1,133,863	1,300,863
Net income			2,136	2,136
Balance at December 31, 2011	$ 3,250	$ 163,750	$ 1,135,999	$ 1,302,999

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 2,136	$ 4,917
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,398	7,358
Changes in assets and liabilities:		
Receivables	(162,052)	26,401
Prepaid expenses	(4,195)	3,343
Accounts payable	703	687
Accrued liabilities	224,222	75,201
Net cash provided by operating activities	67,212	117,907
Cash flows from investing activities:		
Redemption of certificates of deposit	-	500,000
Net increase in cash and cash equivalents	67,212	617,907
Cash and cash equivalents, beginning of year	1,256,039	638,132
Cash and cash equivalents, end of year	$ 1,323,251	$ 1,256,039

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2011	2010
Cash paid for income taxes	$ 2,880	$ 4,560

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes seventeen states. A substantial part of commission income is generated through one carrier.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Premium Customer List

Premium customer list is recorded at cost. Amortization is provided on the straight-line method over the estimated useful life of the customer list, which is five years.

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income. Depreciation expense for the years ended December 31, 2011 and 2010, was $ 4,148 and $ 4,359, respectively.

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

At December 31, 2011, the bank balance of the Company's deposits was $ 1,089,746. Of this, $ 1,088,556 was covered by FDIC insurance and $ 1,190 was uninsured.

3 - Premium Customer List

The Company purchased a premium customer list in 2006 for $ 15,000. Amortization expense for the years ended December 31, 2011 and 2010 was $ 2,250 and $ 3,000, respectively. As of December 31, 2011, the premium customer list was fully amortized.

4 - Leases

The Company has a residential property lease for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2011 and 2010 were $ 12,000. The lease can be terminated by either party upon 30 days notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2012. Annual lease expense for 2011 and 2010 was $ 72,744 and $ 70,880, respectively.

Minimum future lease payments are as follows:

2012	$ 35,466

5 - Pension Plan

The Company has a 401(k) plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 12% in 2011. From January 1, 2010 to September 30, 2010 the Company provided a discretionary contribution of 10%. Starting October 1, 2010, the discretionary contribution was increased to 12%. Both employee and employer contributions are 100% vested upon payment into the plan. For the years ended December 31, 2011 and 2010, the Company contributed $ 123,339 and $ 105,493, respectively, into the plan. These contributions are included in employee compensation and benefits on the statements of income.

6 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2011 and 2010, due to the following:

	2011	2010
Computed "expected" tax expense	$ 1,251	$ 1,304
Increase in income taxes resulting from:		
Book depreciation greater than income tax depreciation	188	169
Book amortization greater than income tax amortization	233	300
Nondeductible expenses	3,608	1,515
State income taxes, net of federal tax benefit	925	489
Provision for income taxes	$ 6,205	$ 3,777

7 - Related Party Transactions

For 2011 and 2010, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

8 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2011 were:

Net capital	$ 1,072,896
Net capital requirements	100,000
Aggregate indebtedness	693,024
Aggregate indebtedness to net capital ratio	.65 to 1

9 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2011

No such liabilities exist at December 31, 2011.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Aggregate indebtedness - total liabilities	$ 693,024
Net capital:	
Credit items:	
Common stock	$ 3,250
Additional paid-in capital	163,750
Retained earnings	1,135,999
	1,302,999
Debit items:	
Nonallowable assets:	
Advances to salesmen	1,493
Other receivables	433
Affiliate receivable	125,956
Furniture and equipment, net	5,337
Prepaid expenses	79,066
Haircut on money market account	17,818
	230,103
Net capital	1,072,896
Capital requirements	100,000
Capital in excess of requirements	$ 972,896

Ratio of aggregate indebtedness to net capital is .65 to 1.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2011

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2011, as previously filed	$	1,075,261
Reconciling item:		
Accrued taxes payable		(2,365)
Net capital as shown on this report	$	1,072,896

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.